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[VIVENDI UNIVERSAL LOGO]






                    Closing of sale of publishing activities
                         to Natexis Banques Populaires


Paris, December 20, 2002 - Vivendi Universal [Paris Bourse: EX FP; NYSE: V] announced today the sale of the publishing assets of Vivendi Universal Publishing (excluding Houghton Mifflin and Atica & Scipione) to Investima 10, which is wholly owned by Natexis Banques Populaires. The transaction's enterprise value amounts to 1.2 billion euros.


Under the terms of the transaction, Vivendi Universal retains its 50% interest in the joint venture that owns Atica and Scipione, Brazilian publishers.




CONTACTS:

Media
Paris
Antoine Lefort
+33 (1).71.71.1180
Alain Delrieu
+33 (1).71.71.1086
New York
Anita Larsen
(1)212.572.7082